Exhibit 99.1

Focus Media files 2011 annual report on Form 20-F and
announces amendments to the earning release for the fourth quarter ended December 31, 2011

SHANGHAI, China, April 27, 2012 – Focus Media Holding Limited (Nasdaq: FMCN) today announced that it has filed its annual report for 2011 on Form 20-F, which is available on the EDGAR website. In addition, the Company also announced the following amendments to the financial results for the fourth quarter and full year ended December 31, 2011.

Following the furnishing of the Form 6-K on March, 19, 2012 related to the financial information for the fourth quarter and full year ended December 31, 2011, an impairment loss of $38.3 million has been recorded with respect to the Company’s equity method investment in VisionChina Media Inc. (“Vision China”) (Nasdaq: VISN) as of December 31, 2011. On the basis of the duration and severity of the decline in the market price of the equity method investment’s shares, the Company concluded that there has been a loss in value of the investment that is other-than-temporary and recorded an impairment loss of $38.3 million. This impairment loss relates to the decline in share price of VisionChina Media Inc. in which we have held a stake of approximately 15,331,305 ordinary shares since January 13, 2011. The impairment loss represents a non-cash charge.

The amended numbers are reflected in the annual report for 2011 as filed by the Company today.

The following table represents the major effects following the recording of $38.3 million impairment loss to the results we previously reported:

	As previously reported in the
	Form 6-K furnished on March 19,
	2012	As amended
	(U.S Dollars in thousands, except earnings per ADS and ADS data)
Consolidated Balance sheet as at December 31, 2011

Total assets	1,779,702	1,741,437
Total Focus Media equity	1,291,434	1,253,169
Consolidated Profit and loss account

Net income attributable to Focus Media for the quarter ended December 31, 2011	75,358	37,098
Net income attributable to Focus Media per ADS for the quarter ended December 31, 2011:
- basic	0.57	0.28
- diluted	0.55	0.27
Net income attributable to Focus Media for the year ended December 31, 2011	200,944	162,677
Net income attributable to Focus Media per ADS for the year ended December 31, 2011:
- basic	1.50	1.21
- diluted	1.45	1.17

An amended version of the reconciliation of GAAP to non-GAAP for quarter and year ended December 31, 2011 are as follows:

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollars in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended December 31, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	112,183	286	1,100	—	113,569
Poster frame network	35,036	—	890	—	35,926
In-store network	12,797	—	—	—	12,797
Movie theater network	13,803	—	—	—	13,803
Traditional outdoor billboard network	1,624	—	1,020	—	2,644

Total Gross Profit	175,443	286	3,010	—	178,739

General and administrative	37,561	(14,267)	—	—	23,294
Selling and marketing	50,843	(1,029)	(1,474)	—	48,340
Other operating income, net	(8,172)	—	—	—	(8,172)

Total operating expense	80,232	(15,296)	(1,474)	—	63,462

Operating profit from continuing operations	95,211	15,582	4,484	—	115,277
Profit before tax from continuing operations	99,264	15,582	4,484	—	119,330
Net profit from continuing operations	35,505	15,582	4,484	38,883	94,454
Net income attributable to Focus Media	37,098	15,582	4,484	38,883	96,047

Basic net income attributable to Focus Media per ADS	0.28				0.73
Diluted net income attributable to Focus Media per ADS	0.27				0.70

ADS used in calculating basic income per ADS	132,238,128				132,238,128

ADS used in calculating diluted income per ADS	137,138,086				137,138,086

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except percentages, share and per-share data) (Unaudited) Twelve months ended December 31, 2011
	GAAP	(1)	(2)	(3)	Non- GAAP

Gross Profit
LCD display network	358,518	880	4,409	—	363,807
Poster frame network	75,079	—	4,175	—	79,254
In-store network	35,792	—	—	—	35,792
Movie theater network	25,082	—	43	—	25,125
Traditional outdoor billboard network	8,505	—	2,732	—	11,237

Total Gross Profit	502,976	880	11,359	—	515,215

General and administrative	127,013	(57,119)	—	—	69,894
Selling and marketing	147,716	(3,803)	(4,639)	—	139,274
Other operating (income), net	(16,139)	—	—	—	(16,139)

Total operating expense	258,590	(60,922)	(4,639)	—	193,029

Operating profit from continuing operations	244,384	61,802	15,998	—	322,184
Profit before tax from continuing operations	259,207	61,802	15,998	—	337,007
Net profit from continuing operations	160,812	61,802	15,998	43,634	282,246
Net profit from discontinued operations	—	—	—	—	—
Net income attributable to Focus Media	162,677	61,802	15,998	43,634	284,111

Basic net income from continuing operations per ADS	1.20				2.12
Diluted net income from continuing operations per ADS	1.15				2.03
Basic net income from discontinued operations per ADS	—				—
Diluted net income from discontinued operations per ADS	—				—
Basic net income attributable to Focus Media per ADS	1.21				2.12
Diluted net income attributable to Focus Media per ADS	1.17				2.05

ADS used in calculating basic income per ADS	134,280,200				134,280,200

ADS used in calculating diluted income per ADS	138,794,252				138,794,252

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn